UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nomination of Shawn C. Tomasello and Stephen T. Wills to the Board

On March 21, 2019, Gamida Cell Ltd. (the “Company”) announced that directors Roger Kornberg and Boaz Lifshitz do not intend to stand for re-election to the Company’s board of directors (the “Board”) at the Annual Shareholders Meeting, which will take place in May 2019, which was not due to any disagreements with the Company. The Board has nominated, subject to an approval at the Annual Shareholders Meeting,  Shawn C. Tomasello to serve as a director of the Company and, if elected, a member of the Compensation Committee of the Company, and Stephen T. Wills to serve as a director of the Company and, if elected, a member of the Audit Committee of the Company. A copy of the Company’s press release with this announcement is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated March 21, 2019: Gamida Cell Nominates Two Healthcare Industry Veterans to Its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

March 21, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer